Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254836

PROSPECTUS SUPPLEMENT NO. 4

To Prospectus dated May 12, 2021

BUTTERFLY NETWORK, INC.

Up to 128,740,887 Shares of Class A Common Stock

Up to 26,426,937 Shares of Class B Common Stock

Up to 6,853,333 Warrants

This prospectus supplement no. 4 supplements the prospectus dated May 12, 2021 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 20,653,333 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 6,853,333 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Longview Acquisition Corp., a Delaware corporation (“Longview”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 13,800,000 shares of Class A common stock that are issuable upon the exercise of 13,800,000 warrants issued in connection with the initial public offering of Longview (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

The Prospectus and prospectus supplements also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 6,853,333 Private Placement Warrants, (ii) 6,853,333 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 10,350,000 shares of Class A common stock held by Longview’s sponsor, Longview Investors LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), (iv) 17,500,000 shares of Class A common issued in the PIPE Financing (as defined below), (v) 80,237,554 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Butterfly (as defined below) pursuant to the Business Combination Agreement (as defined below), including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (vi) 26,426,937 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on July 22, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock and Public Warrants are listed on the NYSE under the symbols “BFLY” and “BFLY WS,” respectively. On July 21, 2021, the closing price of our Class A common stock was $11.31 and the closing price for our Public Warrants was $3.04.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 22, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2021

BUTTERFLY NETWORK, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39292	84-4618156
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

530 Old Whitfield Street Guilford, Connecticut	06437
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 689-5650

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BFLY	The New York Stock Exchange
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	BFLY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company                ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 20, 2021, Butterfly Network, Inc. (the “Company”), entered into an employment agreement (the “Employment Agreement”) with Todd M. Fruchterman, M.D., Ph.D., effective February 1, 2021, in accordance with the binding term sheet entered into between the Company’s predecessor, Butterfly Network, Inc. (the “Predecessor Company”) and Dr. Fruchterman on January 23, 2021 (the “Term Sheet”) pursuant to which the Predecessor Company employed Dr. Fruchterman as its Chief Executive Officer commencing February 1, 2021. As set forth in the Term Sheet, the Employment Agreement provides Dr. Fruchterman’s initial annual base salary is $750,000 and, beginning in 2021, Dr. Fruchterman is eligible to receive an annual discretionary bonus in a target amount equal to 100% of his annual base salary (the “target bonus”), subject to a cap of up to 200% of his annual base salary. Under the Employment Agreement, in connection with his hiring, Dr. Fruchterman will receive a one-time reimbursement bonus having a net, after tax amount equal to up to $1,583,000 to repay his legal obligation to his previous employer and a one-time signing bonus equal to $1,000,000, with an initial payment of $500,000 and the remaining $500,000 to be paid promptly following the first anniversary of Dr. Fruchterman’s employment. The Employment Agreement also specifies that the signing bonus will be subject to repayment if Dr. Fruchterman is terminated for cause or resigns from his position without good reason (each as defined in the Employment Agreement) on or prior to the first anniversary of his employment. Also in connection with his hiring, on January 23, 2021, Dr. Fruchterman was granted an option for 1,500,000 shares of Butterfly common stock (the “Initial Option Award”) at an exercise price of $15.87, the fair market value of Butterfly’s common stock on the date of the grant, with 25% to vest on the first anniversary of Dr. Fruchterman’s employment start date and the remainder to vest in equal monthly installments over the next 36 months. The number of shares subject to the Initial Option Award was adjusted in connection with the acquisition of the Predecessor Company by Longview Acquisition Corp. (the “Business Combination”) to 1,557,450 shares and the exercise price was adjusted to $15.29 per share. On January 23, 2021, Dr. Fruchterman was also granted a restricted stock unit award to receive 1,000,000 shares of Butterfly common stock (the “Initial RSU Award”), which vest in four equal installments on each of the first four anniversaries of Dr. Fruchterman’s employment start date. The number of shares subject to the Initial RSU Award was adjusted in connection with the Business Combination to 1,038,300 shares. Pursuant to Dr. Fruchterman’s Employment Agreement, he will be eligible for annual equity awards subject to time and performance vesting as determined by Butterfly’s Compensation Committee at the time of such grant, with performance-based awards not to exceed 50% of the value of any annual award, and time and performance based vesting not to differ materially from performance measures generally applied to senior executives. The Employment Agreement also specifies that, for the 2021 performance year, Dr. Fruchterman will receive an award with a grant date value of $2,300,000, with 50% of the award in the form of stock options and 50% of the award in the form of restricted stock units, which will vest over three years pursuant to time-based and performance criteria determined by Butterfly’s Compensation Committee.

Under the Employment Agreement, in the event that Dr. Fruchterman is terminated without cause or resigns from his position for good reason, he is entitled to receive a severance payment equal to one year of his then in-effect base salary plus his target bonus, as well as any earned but unpaid annual bonus and payment of an amount equal to COBRA premiums for 12 months. In addition, the Employment Agreement specifies that his outstanding equity awards with time-based vesting will continue to vest for an additional 12 months following his termination and his Initial RSU Award will be vested in full. The Employment Agreement also specifies that, in the event that Dr. Fruchterman is terminated without cause or resigns from his position for good reason within three months prior to or two years following a change in control of Butterfly, he is entitled to receive a severance payment equal to two times the sum of his then in-effect base salary plus his target bonus, as well as any earned but unpaid annual bonus and payment of an amount equal to COBRA premiums for 24 months, and his outstanding equity awards with time-based vesting will be vested in full. Finally, the Employment Agreement provides that, upon Dr. Fruchterman’s termination of employment because of his death or his disability, he is entitled to receive payment of any earned but unpaid annual bonus and such additional vesting of his Initial Option Award and Initial RSU Award such that no less than 50% of the Initial Option Award and Initial RSU Award will be vested upon termination of employment.

Additionally, under the Employment Agreement, Butterfly will reimburse Dr. Fruchterman for reasonable, customary relocation expenses and legal fees related to negotiation of his employment terms. Dr. Fruchterman will also be entitled to annual reimbursement for up to $20,000 of reasonable expenses related to tax preparation and estate planning for the 2020 and 2021 tax years. The Employment Agreement provides that Dr. Fruchterman will be subject to Butterfly’s Non-Competition, Confidentiality and Intellectual Property Agreement, which includes a one year post-employment covenant not to compete with Butterfly in the United States in the field of ultrasound technologies, devices and applications, a two year post-employment covenant not to solicit or service Butterfly’s customers or prospective customers to or for a competing business, and a two year post-employment covenant not to solicit or hire Butterfly’s employees or contractors.

The foregoing description of the Employment Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of the Employment Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Document
10.1	Employment Agreement between Butterfly Network, Inc. and Todd M. Fruchterman, M.D., Ph.D.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUTTERFLY NETWORK, INC.

By:	/s/ Todd M. Fruchterman, M.D., Ph.D.
Name: Todd M. Fruchterman, M.D., Ph.D.
Title: President and Chief Executive Officer

Date: July 22, 2021

Exhibit 10.1

Employment Agreement

This Employment Agreement (“Agreement”) is made as of July 20, 2021, between Butterfly Network, Inc., a Delaware corporation, (the “Company”), and Todd Fruchterman, an individual, (“Executive”).

WHEREAS, the Company’s predecessor, Butterfly Network, Inc., (the “Predecessor Company”) and Executive entered into a binding term sheet dated January 23, 2021 pursuant to which the Predecessor employed Executive as its Chief Executive Officer commencing February 1, 2021 (the “Binding Term Sheet”); and

WHEREAS, the Predecessor Company subsequently consummated the transactions contemplated by that certain Business Combination Agreement dated as of November 19, 2020 by and among Longview Acquisition Corp., a Delaware corporation, Clay Merger Sub, Inc., a Delaware corporation, ("Merger Sub") and the Predecessor Company pursuant to which, among other things, Merger Sub merged with and into the Predecessor Company with the Company as the surviving company in the merger (the “Business Combination”); and

WHEREAS, the Company’s shares commenced trading on the New York Stock Exchange on or about February 16, 2021; and

WHEREAS, the Company and Executive desire to comply with the Binding Term Sheet by incorporating its terms into this integrated Agreement and to continue to employ Executive on the terms contained in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.              Position and Duties.

(a)            Executive will serve as the President and Chief Executive Officer of the Company reporting to the Company’s Board of Directors (the “Board”).

(b)            The Company agrees to propose to the shareholders of the Company at each appropriate annual meeting of such shareholders during the Term, the election and reelection of Executive as a member of the Board. In addition, without further compensation, Executive will serve as a director and/or officer of one or more of the Company’s subsidiaries or affiliates if so elected or appointed from time to time. Upon termination of his employment with the Company for any reason, Executive immediately will resign as a member of the Board and will resign from any other positions, offices and directorships he may have with the Company or any of its subsidiaries or affiliates.

(c)            Executive will perform those services customary to these offices and such other lawful duties that may be reasonably assigned to him from time to time by the Board, provided those duties are consistent with Executive’s position and authority. Executive will devote his best efforts and substantially all of his business time to the performance of his duties under this Agreement and the advancement of the business and affairs of the Company and will be subject to, and will comply in all material respects with, the policies of the Company applicable to him. Notwithstanding the foregoing, Executive will be entitled to (i) serve as a member of the board of directors of up to two other public companies, subject to the advance approval of the Board, which approval will not be unreasonably withheld, (ii) serve on professional, civic, charitable, educational, religious, public interest, public service or medical advisory boards, and (iii) manage Executive’s personal and family investments, in each case, to the extent such activities do not materially interfere, as determined by the Board in good faith, with the performance of Executive’s duties and responsibilities hereunder.

2.              Term. This Agreement and Executive’s employment hereunder commenced as of February 1, 2021 (the “Effective Date”) and continues “at will” unless and until terminated earlier by the Company or Executive pursuant to Section 4 of this Agreement (the “Term”).

3.              Compensation and Related Matters.

(a)            Base Salary. Executive’s annual base salary is initially $750,000.00 (the “Base Salary”). The Company will pay the Base Salary in accordance with the Company’s normal payroll procedures in effect from time to time.

(b)            Annual Bonus. During the Term, in respect of each fiscal year that ends during the Term commencing with the 2021 fiscal year, Executive will be paid an annual cash performance bonus (an “Annual Bonus”) under the Company’s annual bonus plan (as in effect from time to time for senior executives), to the extent earned based on achievement of performance criteria. The performance criteria for any particular fiscal year will be determined by the Board or the Compensation Committee in its discretion, after consultation with Executive, no later than sixty (60) days after the commencement of the relevant fiscal year. Executive’s target Annual Bonus opportunity will be no less than 100% of Executive’s Base Salary as of the beginning of the applicable performance period (the “Target Bonus”) if target levels of performance for that year are achieved. The Annual Bonus will scale based on exceeding or partially achieving annual performance metrics, subject to a cap of 200% of Executive’s Base Salary. Executive’s Annual Bonus for a bonus period will be determined by the Board or the Compensation Committee after the end of the applicable bonus period and will be paid to Executive in the year following the year to which such Annual Bonus relates when annual bonuses for that year are paid to other senior executives of the Company generally; provided, however, that in order to earn and be paid any Annual Bonus, Executive must be employed by the Company on the date the Annual Bonus is paid to be eligible to receive payment of the Annual Bonus.

(c)            Signing Bonus. The Company will pay Executive a sign on bonus in the amount of $1,000,000.00, payable in two equal installments, (the “Signing Bonus”). The Company will pay the first installment of $500,000.00 on the Company’s next payroll period following the Effective Date.1/ The Company will pay the second installment of $500,000.00 on the Company’s next payroll period following the first anniversary of the Effective Date. If the Company terminates Executive’s employment with Cause or Executive resigns his employment without Good Reason on or prior to the first anniversary of the Effective Date, Executive will be required to immediately repay the first installment of the Signing Bonus and will forfeit the second installment.

(d)            Reimbursement Bonus. Within thirty (30) days following the Effective Date, the Company will pay to Executive a reimbursement bonus such that after all payroll and income withholding tax (withheld at the highest marginal federal and state income rates then in effect for 2021), Executive will retain a net amount of $1,583,000.00 (the “Reimbursement Bonus”).2/ Executive will use this amount to pay his outstanding legal obligation to his former employer.  Executive will file in connection with his 2021 tax returns with the applicable federal and state tax authorities for an income tax credit or deduction (i.e. whichever produces the greater overall tax benefit) for income taxes paid in connection with the repayment of his obligation and the resulting reduction in his 2020 gross income pursuant to Section 1341 of the United States Internal Revenue Code (the “Code”) and similar state law and Executive will pay to the Company in 2022 an amount equal to the net income tax benefit he receives (i.e. by virtue of the income tax credit or deduction) pursuant to Section 1341 of the Code and applicable state law.  In addition, Executive will pay to the Company in 2021 the amount he receives from or is credited by his former employer as reimbursement for the FICA taxes withheld from Executive in connection with the amount repaid to his former employer.  Executive will have no further obligations to the Company after repayment of the forgoing amounts with respect to the Reimbursement Bonus.

1/The parties acknowledge that this $500,000 amount was paid prior to the execution date of this Agreement.

2/ The parties acknowledge that the Reimbursement Bonus was paid prior to the execution date of this Agreement.

(e)            Equity Incentives.

(i)             On January 23, 2021, the Predecessor Company’s Board granted Executive an initial option award to purchase 1,500,000 shares of the Company’s Common Stock at an exercise price of $15.87 per share, which equaled the shares’ fair market value on the grant date (the “Initial Option Award”).3/ The Initial Option Award will vest with respect to 25% of the shares subject to option on the first anniversary of the Effective Date and then in equal monthly installments over the following three years. In addition, on January 23, 2021, the Predecessor Company’s Board granted Executive a restricted stock unit award to receive 1,000,000 shares of the Company’s Common Stock (the “Initial RSU Award”).4/ The Initial RSU Award will vest with respect to 25% of the shares subject to the award on each of the first four anniversaries of the Effective Date. Each of the Initial Option Award and the Initial RSU Award will be issued under and subject to the Company’s 2012 Equity Incentive Plan and an award agreement for each such award.

(ii)            Commencing with the 2021 performance year, Executive will be eligible for annual equity awards subject to such time and performance vesting as determined by the Board or the Compensation Committee at the time of the grant. For the 2021 performance year, subject to approval of the Board or the Compensation Committee, Executive will receive an award with a fair market value of $2,300,000.00 on the grant date (the “2021 Equity Award”). The 2021 Equity Award will vest over three years pursuant to time-based and performance criteria determined by the Board or the Compensation Committee. For performance years 2021 and 2022 only, unless mutually agreed otherwise, (A) no more than 50% by value of the annual equity award awarded to Executive will be subject to performance based vesting requirements, and (B) the time and performance based vesting requirements will not differ materially from the vesting requirements set for the Company’s other named executive officers in connection with their annual equity awards.

(f)             Business Expenses. Executive will be entitled to receive prompt reimbursement for all reasonable business expenses incurred by him in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its senior executive officers. At all times during the Term, Executive is authorized to travel Business Class for all business-related travel.

(g)            Other Benefits. Executive will be entitled to participate in all pension, savings and retirement plans, welfare and insurance plans, practices, policies, programs and perquisites of employment applicable generally to other senior executives of the Company. The Company will pay Executive an allowance in 2021 of $20,000, payable in 2021, for expenses related to estate planning. Executive will provide the Company documents demonstrating the allowance was used for estate planning expenses. In addition, the Company will reimburse Executive for the reasonable expenses he incurs in connection for preparing his personal state and local tax returns, tax planning and estate planning for each of the 2020 and 2021 tax years. The reimbursement for the 2020 tax year is for expenses incurred in 2021. The reimbursement for the 2021 tax year is for expenses incurred in 2022.

3/ In connection with the Business Combination, the number of shares subject to the Initial Option Award was adjusted to 1,557,450 shares and the exercise price was adjusted to $15.29 per share.

4/ In connection with the Business Combination, the number of shares subject to the Initial RSU Award was adjusted to 1,038,300 shares.

(h)            Vacation; Holidays. The Company maintains a flexible vacation policy. Executive will manage his vacation time in accordance with the Company’s policies, provided that the Company acknowledges that vacation time that is equal to or less than six weeks in any calendar year will not be deemed a failure of Executive to satisfy the duties set forth in Section 1(c) of this Agreement. Executive is also entitled to all paid holidays given by the Company to its executives.

(i)             Relocation. The Company will reimburse Executive for the reasonable and customary expenses incurred in relocating himself and his immediate family members, and will also pay him an additional gross up payment such that after Executive has paid all income and payroll taxes due on the reimbursed relocation expenses and the gross up payment, Executive retains a net amount equal to the reimbursed relocation expenses. The Company will pay any additional gross up payment no later than December 31 of the year following the year in which the relocation expense was incurred.

(j)            Attorneys’ Fees. The Company will reimburse Executive for the reasonable attorneys’ fees and costs incurred by him in connection with the drafting, review and negotiation of this Agreement and the agreements ancillary to this Agreement.

(k)            Withholding. All amounts payable to Executive under this Agreement will be subject to all required federal, state and local withholding, payroll and insurance taxes.

(l)            Annual Compensation Review. The Board or the Compensation Committee will review Executive’s cash compensation package, including the Base Salary and the Annual Bonus, for reasonable annual growth in compensation under the oversight and judgment of the Compensation Committee and the approval of the Board.

(m)           Clawback. Any amounts paid pursuant to this Agreement will be subject to recoupment in accordance with any claw back policy that the Company has adopted or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

4.            Termination. Executive’s employment may be terminated and this Agreement terminated under the following circumstances:

(a)            Death. Executive’s employment hereunder will terminate upon his death.

(b)            Disability. The Company may terminate Executive’s employment if Executive becomes subject to a Disability. For purposes of this Agreement, “Disability” means Executive is unable to perform the essential functions of his position as Chief Executive Officer, with or without a reasonable accommodation, for a period of 120 calendar days (whether or not consecutive) within any rolling 12-month period or Executive is eligible to receive benefits under a long-term disability plan sponsored by the Company.

(c)            Termination by Company for Cause. The Company may terminate Executive’s employment for Cause. For purposes of this Agreement, “Cause” means Executive’s: (i) willful misconduct or gross negligence in the performance of Executive’s duties as Chief Executive Officer; (ii) refusal to follow the lawful directions of the Board; (iii) breach of a fiduciary duty owed to the Company or its shareholders; (iv) fraud, embezzlement or other material dishonesty with respect to the Company; (v) violation of applicable federal, state or local law or regulation governing the Company’s business; (vi) commission, conviction, plea of nolo contendere, guilty plea, or confession to a crime based upon an act of fraud, embezzlement or dishonesty or to a felony; (vii) habitual abuse of alcohol or any controlled substance or reporting to work under the influence of alcohol or any controlled substance (other than a controlled substance that Executive is properly taking under a current prescription); (viii) misappropriation (or attempted misappropriation) by Executive of any material assets or business opportunities of the Company or any of its subsidiaries or affiliates; (ix) a material failure to comply with the Company’s written policies or rules, as they may be in effect from time to time during Executive’s employment, including policies and rules prohibiting discrimination or harassment; or (x) a material breach of this Agreement, the Non-Competition, Confidentiality and Intellectual Property Agreement or any other written agreement between the Company or one of its subsidiaries and Executive, provided that Executive will have 30 days after notice from the Board to cure a failure or a breach under (ix) or (x), if curable, (the “Cure Period”).

(d)            Termination by the Company without Cause. The Company may terminate Executive’s employment at any time without Cause upon thirty (30) days prior written notice.

(e)            Termination by Executive. Executive may terminate his employment at any time for any reason other than for a Good Reason, upon thirty (30) days prior written notice.

(f)             Termination by Executive for Good Reason. Executive may terminate his employment for Good Reason. For purposes of this Agreement, “Good Reason” means the occurrence of any of the following events without Executive’s consent: (i) a material reduction of Executive’s Base Salary as in effect immediately prior to the reduction; (ii) a material reduction by the Company of Executive’s Target Annual Bonus as in effect immediately prior to the reduction, provided a compensation plan change that affects similarly all employees at similar levels will not constitute Good Reason; (iii) a material reduction in Executive’s authority, duties or responsibilities, provided however, following a Change in Control Event, a change in job title or reporting relationship without a reduction in Executive’s Base Salary or Annual Bonus target will not constitute Good Reason; (iv) relocation of the offices at which Executive is required to work to a location that would increase Executive’s one-way commute by more than 50 miles; or (v) the failure to re-elect Executive to serve as a director of the Board; provided that, within 30 days of the first occurrence of the event that Executive believes constitutes Good Reason, Executive notifies the Board in writing of the event, the Company fails to correct the act or omission within thirty (30) days of the date of Executive’s written notice (the “Cure Period”) and Executive actually terminates his employment within sixty (60) days of the date of Executive’s written notice.

(g)            Termination Date. The “Termination Date” means: (i) if Executive’s employment is terminated by his death under Section 4(a), the date of his death; (ii) if Executive’s employment is terminated on account of his Disability under Section 4(b), the date on which the Company provides Executive a written termination notice; (iii) if the Company terminates Executive’s employment for Cause under Section 4(c), the date on which the Company provides Executive a written termination notice, unless the circumstances giving rise to the termination are subject to a Cure Period, in which case the date on which the Company provides Executive a written termination notice following the end of the Cure Period; (iv) if the Company terminates Executive’s employment without Cause under Section 4(d), thirty (30) days after the date on which the Company provides Executive a written termination notice; (v) if Executive resigns his employment without Good Reason under Section 4(e), thirty (30) days after the date on which Executive provides the Company a written termination notice; and (vii) if Executive resigns his employment for Good Reason under Section 4(f), the date on which Executive provides the Company a timely written termination notice following the end of the Cure Period.

5.            Compensation upon Termination.

(a)            Termination by the Company for Cause; by Executive without Good Reason. If the Company terminates Executive’s for Cause pursuant to Sections 4(c) or Executive terminates his employment without Good Reason pursuant to Section 4(e), the Company will pay or provide to Executive the following amounts through the Termination Date: any earned but unpaid Base Salary, any unpaid expense reimbursements, any earned but unpaid Annual Bonus, and any vested benefits Executive may have under any employee benefit plan of the Company (the “Accrued Obligations”) on or before the time required by law but in no event more than 30 days after Executive’s Termination Date.

(b)            Death; Disability. If Executive’s employment terminates because of his death as provided in Section 4(a) or because of a Disability as provided in Section 4(b), then the Company will pay Executive the Accrued Obligations earned through the Termination Date (payable at the time provided for in Section 5(a)) and the Company will vest a number of shares subject to the Initial Option Award and a number shares subject to the Initial RSU Award, such that no less than 50% of the shares subject to those awards are vested on the Termination Date.

(c)            Termination by the Company without Cause, by Executive with Good Reason. If the Company terminates Executive’s employment without Cause as provided in Section 4(d) or Executive terminates his employment for Good Reason as provided in Section 4(f), in each case outside of a “Change in Control Period”, then Executive will be entitled to the following subject to Section 6:

(i)             The Company will pay Executive the Accrued Obligations earned through the Termination Date (payable at the time provided for in Section 5(a)).

(ii)            The Company will pay Executive severance in an amount equal to 1.0 times the sum of (A) the Base Salary at the rate in effect on the Termination Date, and (B) the Target Bonus for the year in which the Termination Date occurs, payable in twelve equal monthly installments.

(iii)           Subject to Executive’s timely election of continuation coverage under COBRA, the Company will reimburse Executive the monthly premium payable to continue his and his eligible dependents’ participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers Executive (and Executive’s eligible dependents) for a period of twelve (12) months, provided that Executive is eligible and remains eligible for COBRA coverage; and provided, further, that in the event that Executive obtains other employment that offers group health benefits, such continuation of coverage by the Company will immediately cease. If the reimbursement of any COBRA premiums would violate the nondiscrimination rules or cause the reimbursement of claims to be taxable under the Patient Protection and Affordable Care Act of 2010, together with the Health Care and Education Reconciliation Act of 2010 (collectively, the “Act”) or Section 105(h) of the Code, the Company paid premiums will be treated as taxable payments and be subject to imputed income tax treatment to the extent necessary to eliminate any discriminatory treatment or taxation under the Act or Section 105(h) of the Code.

(iv)           Effective as of the effective date of the Release, the vested percentage of all outstanding equity awards held by Executive immediately prior to the Termination Date subject to time-based vesting requirements (including the Initial Option Award) will be determined by adding twelve (12) months to the actual period of service that Executive completed with the Company.

(v)            The Company will fully vest 100% of the remaining shares subject to the Initial RSU Award effective as of the date the Release required under Section 6 becomes enforceable and irrevocable.

(d)            Termination by the Company without Cause, by Executive with Good Reason in Connection with a Change in Control. If Executive’s employment is terminated by the Company without Cause as provided in Section 4(d) or Executive terminates his employment for Good Reason as provided in Section 4(f) during a “Change in Control Period”, then Executive will be entitled to the following subject to Section 6:

(i)            The Company will pay Executive the Accrued Obligations earned through the Termination Date (payable at the time provided for in Section 5(a)).

(ii)            The Company will pay Executive severance in an amount equal to 2.0 times the sum of (A) the Base Salary at the rate in effect on the Termination Date, and (B) the Target Bonus for the year in which the Termination Date occurs, payable in twenty-four equal monthly installments.

(iii)           Subject to Executive’s timely election of continuation coverage under COBRA, the Company will reimburse Executive the monthly premium payable to continue his and his eligible dependents’ participation in the Company’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers Executive (and Executive’s eligible dependents) for a period of twenty-four (24) months, provided that Executive is eligible and remains eligible for COBRA coverage; and provided, further, that in the event that Executive obtains other employment that offers group health benefits, such continuation of coverage by the Company will immediately cease.  If the reimbursement of any COBRA premiums would violate the nondiscrimination rules or cause the reimbursement of claims to be taxable under the Patient Protection and Affordable Care Act of 2010, together with the Health Care and Education Reconciliation Act of 2010 (collectively, the “Act”) or Section 105(h) of the Code, the Company paid premiums will be treated as taxable payments and be subject to imputed income tax treatment to the extent necessary to eliminate any discriminatory treatment or taxation under the Act or Section 105(h) of the Code.

(iv)           The Company will fully vest all outstanding equity awards held by Executive immediately prior to the Termination Date (if any) that are subject to time-based vesting requirements effective as of the date the Release required under Section 6 becomes enforceable and irrevocable.

(v)            The vesting and exercisability of all outstanding equity awards subject to performance-based vesting will be treated as set forth in Executive’s equity award agreement governing such performance-based award, provided that if Executive’s termination occurs during a Change in Control Period, but prior to the closing of the Change in Control Event, any outstanding equity awards with performance-based vesting will remain eligible to vest in connection with the closing of the Change in Control notwithstanding the terms of such equity awards.

(vi)           For purposes of this Agreement, the “Change in Control Period” is the period commencing 90 days prior to the public announcement of a Change in Control Event and continuing through the second anniversary of the consummation of the Change in Control Event.

(vii)          For purposes of this Agreement, “Change in Control Event” means the occurrence of any of the following events:

(A)            any person or group of persons (other than the Company or its affiliates) becomes the owner, directly or indirectly, of securities of the Company representing more than 50% of (i) the combined voting power of the Company’s then outstanding voting securities (the “Outstanding Company Voting Securities”) or (ii) the fair market value of the Company’s then outstanding voting securities (but excluding any bona fide financing event in which securities are acquired directly from the Company); or

(B)             the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation (i) that results in the Outstanding Company Voting Securities immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the Outstanding Company Voting Securities (or such surviving entity or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof) outstanding immediately after such merger or consolidation, or (ii) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(C)             the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (i) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (ii) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof;

(D)            provided that with respect to Sections 5(vii)(A)(i), (B) and (C) above, a transaction or series of integrated transactions will not be deemed a Change in Control Event (i) unless the transaction qualifies as a change in control within the meaning of Section 409A of the Code, or (ii) if following the conclusion of the transaction or series of integrated transactions, the holders of the Company’s Class B Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate voting power in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

6.            Separation Agreement; Payment. The payments and benefits provided for in Sections 5(c) and (d) be conditioned on Executive or, in the event of his death, his estate, executing and delivering to the Company a separation agreement that includes a full release of all claims that Executive, his heirs and assigns may have against the Company, its affiliates and subsidiaries and each of their respective directors, officers, employees and agents and substantially in the form attached hereto as Exhibit A (the “Release”). The Release must become enforceable and irrevocable on or before ninetieth (90th) day following the Termination Date. The Company will execute the Release on the date that Executive executes the Release. If Executive (or his estate) fails to execute without revocation the Release (through no fault of the Company), he will be entitled to the Accrued Obligations only and no other benefits under Sections 5(c) and (d). The installments of severance provided under Section 5(c)(ii) and 5(d)(ii) will commence in the calendar month following the month in which the Release becomes enforceable and irrevocable. If, however, the ninety (90) day period in which the Release must become enforceable and irrevocable begins in one year and ends in the following year, the Company will commence payment of the severance installments in the second year in the later of January and the first month the first calendar month following the month in which the Release becomes effective and irrevocable. The first installment will include, however, all amounts that would otherwise have been paid to Executive between the Termination Date and Executive’s receipt of the first installment, assuming the first installment would otherwise have been paid in the month following the month in which the Termination Date occurs.

7.            Section 409A Compliance.

(a)            All in-kind benefits provided and expenses eligible for reimbursement under this Agreement will be provided by the Company or incurred by Executive during the time periods set forth in this Agreement. All reimbursements will be paid as soon as administratively practicable, but in no event will any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year will not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(b)            To the extent that any of the payments or benefits provided for in Section 5(c) or (d) are deemed to constitute non-qualified deferred compensation benefits subject to Section 409A of the United States Internal Revenue Code (the “Code”), the following interpretations apply to Section 5:

(i)            Any termination of Executive’s employment triggering payment of benefits under Section 5(c) or (d) must constitute a “separation from service” under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) before distribution of such benefits can commence. To the extent that the termination of Executive’s employment does not constitute a separation of service, any benefits payable under Section 5(c) or (d) that constitute deferred compensation under Section 409A of the Code will be delayed until after the date of a subsequent event constituting a separation of service.

(ii)            If Executive is a “specified employee” (as that term is used in Section 409A of the Code and regulations and other guidance issued thereunder) on the date his separation from service becomes effective, any benefits payable under Section 5(c) or (d) that constitute non-qualified deferred compensation under Section 409A of the Code will be delayed until the earlier of (A) the business day following the six-month anniversary of the date his separation from service becomes effective, and (B) the date of Executive’s death, but only to the extent necessary to avoid such penalties under Section 409A of the Code. On the earlier of (A) the business day following the six-month anniversary of the date his separation from service becomes effective, and (B) Executive’s death, the Company will pay Executive in a lump sum the aggregate value of the non-qualified deferred compensation that the Company otherwise would have paid Executive prior to that date under Section 5(c) or (d) of this Agreement.

(iii)            It is intended that each installment of the payments and benefits provided under Section 5(c) and (d) of this Agreement will be treated as a separate “payment” for purposes of Section 409A of the Code.

(iv)            Neither the Company nor Executive will have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A of the Code.

8.              Excess Parachute Payments.

(a)            To the extent that any payment, benefit or distribution of any type to or for the benefit of Executive by the Company or any of its affiliates, whether paid or payable, provided or to be provided, or distributed or distributable pursuant to the terms of this Agreement or otherwise (including, without limitation, any accelerated vesting of stock options or other equity-based awards) (collectively, the “Total Payments”) would be subject to the excise tax imposed under Section 4999 of the Code, then the Total Payments will be reduced (but not below zero) so that the maximum amount of the Total Payments (after reduction) will be one dollar ($1.00) less than the amount which would cause the Total Payments to be subject to the excise tax imposed by Section 4999 of the Code, but only if the Total Payments so reduced result in Executive receiving a net after tax amount that exceeds the net after tax amount Executive would receive if the Total Payments were not reduced and were instead subject to the excise tax imposed on excess parachute payments by Section 4999 of the Code.

(b)            If a reduction in the Total Payments is required by the foregoing provisions of this Section, the reduction will occur in the following order: (i) reduction of cash payments for which the full amount is treated as a parachute payment; (ii) cancellation of accelerated vesting (or, if necessary, payment) of cash awards for which the full amount is not treated as a parachute payment; (iii) cancellation of any accelerated vesting of equity awards; and (iv) reduction of any continued employee benefits. In selecting the equity awards (if any), for which vesting will be reduced under clause (iii) of the preceding sentence, awards will be selected in a manner that maximizes the after-tax aggregate amount of Covered Payments, provided that if (and only if) necessary in order to avoid the imposition of an additional tax under Section 409A of the Code, awards instead will be selected in the reverse order of the date of grant. In no event will Executive have any discretion with respect to the ordering of payment reductions.

(c)            If the Total Payments to Executive are reduced in accordance with this Section as a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial reduction under this Section, it is possible that Total Payments to Executive which will not have been made by the Company should have been made (“Underpayment”) or that Total Payments to Executive which were made should not have been made (“Overpayment”). If an Underpayment has occurred, the amount of any such Underpayment will be promptly paid by the Company to or for the benefit of Executive. In the event of an Overpayment, then Executive will promptly repay to the Company the amount of any such Overpayment together with interest on such amount (at the same rate as is applied to determine the present value of payments under Section 280G of the Code or any successor thereto), from the date the reimbursable payment was received by Executive to the date the same is repaid to the Company.

9.             Confidentiality and Restrictive Covenants. As a condition of his employment under this Agreement, Executive will execute, deliver to the Company and will comply with all of the terms of the Non-Competition, Confidentiality and Intellectual Property Agreement attached hereto as Exhibit B.

10.           Employee Protections. Nothing in this Agreement will prohibit Executive from reporting possible violations of federal law or regulation to any governmental agency or entity including but not limited to the Department of Justice, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, and any Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Executive does not need the prior authorization of the Company to make any such reports or disclosures and Executive is not required to notify the Company that Executive has made such reports or disclosures. Under the Defend Trade Secrets Act of 2016, the Company hereby provides notice to Executive and Executive hereby acknowledges that Executive may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (B) is solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

11.           No Disparagement. During the Term and through the second anniversary of the Termination Date: (i) Executive will not make public statements or communications that disparage the Company or any of its businesses, services, products, affiliates or current, former or future directors and executive officers (in their capacity as such); and (ii) the Company will cause its directors and named executive officers not to make public statements or communications that disparage Executive. The foregoing obligations will not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).

12.           Indemnification. Executive will be entitled to indemnification with respect to Executive’s services provided hereunder pursuant to Delaware law, the terms and conditions of the Company’s certificate of incorporation and/or by-laws, and the Company’s standard indemnification agreement for directors and officers as executed by the Company and Executive, which rights will be commensurate with the indemnification provided to the Company’s other directors and executive officers. Executive will be entitled to coverage under the Company’s Directors’ and Officers’ (“D&O”) insurance policies that it may hold now or in the future to the same extent and in the same manner (i.e., subject to the same terms and conditions) to which the Company’s other directors and executive officers are entitled to coverage under any of the Company’s D&O insurance policies.

13.           Disputes.

(a)            All disputes between Executive and the Company relating in any manner whatsoever to Executive’s employment or the termination of Executive’s employment will be resolved by final and binding arbitration to the fullest extent authorized by the Federal Arbitration Act, 9 U.S.C. Title 9. This agreement to arbitrate applies, without limitation, to disputes regarding trade secrets, unfair competition, compensation, termination, discrimination, or harassment and claims arising under the Civil Rights Act of 1964, the Americans With Disabilities Act, the Age Discrimination in Employment Act, the Family Medical Leave Act, the Fair Labor Standards Act, the Employee Retirement Income Security Act, and other federal, state, or local laws, statutes, or regulations, if any, addressing the same or similar subject matters, and all other state statutory and common law claims (but excludes workers compensation, state disability insurance and unemployment insurance claims).

(b)            Nothing in this Agreement will be deemed to preclude Executive from: (i) bringing an administrative claim before any agency in order to fulfill Executive’s obligation to exhaust administrative remedies before making a claim in arbitration; or (ii) private attorney general representative actions. Executive, however, may seek only in arbitration individual remedies for himself under any applicable private attorney general representative action statute, and the arbitrator will decide whether Executive is an aggrieved person under any private attorney general statute.

(c)            The arbitration will be conducted in accordance with the then existing JAMS Employment Arbitration Rules & Procedures, as amended (“JAMS Employment Rules”). All arbitration proceedings will be conducted at the JAMS office located nearest to the place where Executive last worked for the Company, unless each party agrees in writing otherwise.

(d)            All disputes or claims subject to arbitration will be decided by a single arbitrator. The arbitrator will be selected by mutual agreement of the parties within thirty (30) days of the effective date of the notice initiating the arbitration. If the Parties cannot agree on an arbitrator, then the complaining party will notify JAMS and request selection of an arbitrator in accordance with the JAMS Employment Rules. The arbitrator will issue a decision or award in writing, stating the essential findings of fact and conclusions of law. The arbitrator will have only such authority to award equitable relief, damages, costs, and fees as a court would have for the particular claim(s) asserted and any action of the arbitrator in contravention of this limitation may be the subject of court appeal by the aggrieved party. All aspects of the arbitrator’s ruling will be final, except that the parties presently agree to the JAMS Optional Appeal Procedures, that those procedures are applicable to the arbitration and the arbitrator’s ruling, and that the parties will execute all applicable documents required to make the JAMS Optional Appeal Procedures effective. The arbitrator will determine the allocation of the fees and costs of JAMS and the arbitrator between the parties.

(e)            Notwithstanding the foregoing, if Executive breaches or threatens to breach his obligations under the Non-Competition, Confidentiality and Intellectual Property Agreement, pending arbitration under this Section, the Company is entitled to seek temporary and preliminary injunctive relief before a Court without the need to post a bond.

(f)             Executive and the Company each consents to jurisdiction in the United States District Court for the District of Delaware, or if that court is unable to exercise jurisdiction for any reason, the state courts of Delaware sitting in New Castle County to compel arbitration under this Agreement, to enforce any award issued by the arbitrator or to seek temporary or preliminary injunctive relief to enjoin a breach of the Non-Competition, Confidentiality and Intellectual Property Agreement pending arbitration. Each of Executive and the Company waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process and waives any objection to jurisdiction based on improper venue or improper jurisdiction.

(g)            BOTH THE COMPANY AND EXECUTIVE HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE FEDERAL OR STATE LAW.

(h)            Executive and the Company each hereby irrevocably consents to the service of process in any dispute brought under this Agreement pursuant to the notice provisions set forth in Section 20 of this Agreement.

14.          Integration. This Agreement and the Non-Competition, Confidentiality and Intellectual Property Agreement collectively constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter, including without limitation the Binding Term Sheet.

15.          Successors. This Agreement will inure to the benefit of and be enforceable by Executive’s personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of Executive’s death after his termination of employment but prior to the completion by the Company of all payments due him under this Agreement, the Company will continue such payments to Executive’s beneficiary designated in writing to the Company prior to his death (or to his estate, if Executive fails to make such designation).

16.          Assignment. The Company may not assign or transfer its rights and obligations and delegate its duties hereunder without Executive’s prior written consent, except pursuant to operation of law or pursuant to a transfer or sale of all or substantially all the assets of the Company. Executive may not assign or transfer any of your rights under this Agreement nor delegate any duties or assign your obligations under this agreement without the prior written consent of the Company. Any assignment in conflict herewith shall be null and void ab initio.

17.          Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) will to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

18.          Survival. The provisions of this Agreement will survive the termination of this Agreement and/or the termination of Executive’s employment to the extent necessary to effectuate the terms contained herein.

19.          Waiver. No waiver of any provision hereof will be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, will not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

20.          Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party’s address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) sent by overnight courier, or (iii) sent by registered mail, return receipt requested, postage prepaid.

If to the Company:	Butterfly Network, Inc.
530 Old Whitfield Street
Guilford, CT 06437
Attn: Legal Dept
Phone: 203-458-7100

If to the employee:	Todd Fruchterman

All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or (iii) if sent by registered mail, on the fifth business day following the day such mailing is made.

21.          Amendment. This Agreement may be amended or modified only by a written instrument signed by Executive and by a duly authorized representative of the Company.

22.          Governing Law. This Agreement is construed under and to be governed in all respects by the laws of Delaware for contracts to be performed in that State and without giving effect to the conflict of laws principles of Delaware or any other State.

23.          Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered it to be taken to be an original; but such counterparts together constitute one and the same document.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

BUTTERFLY NETWORK, INC.

By:	/s/ Jonathan M. Rothberg, Ph.D.
Jonathan M. Rothberg, Ph.D.
Chairman

EXECUTIVE

/s/ Todd Fruchterman
Todd Fruchterman

EXHIBIT A
FORM SEPARATION AGREEMENT

[●]

Todd Fruchterman

[Address 1]

[Address 2]

Re: Separation Agreement

Dear Todd:

The purpose of this letter agreement (this “Agreement”) is to set forth the terms of your separation from Butterfly Network, Inc. (“Company”). Payment of the Separation Benefits described below is contingent on your agreement to and compliance with the terms of this Agreement. This Agreement shall become effective on the Effective Date (as defined below).

1.	Separation of Employment. Your employment with Company will end on [●] (the “Separation Date”). You further acknowledge and agree that from and after the Separation Date, you will not represent yourself as an employee or agent of Company. As of the Separation Date, you shall have been deemed to have resigned from each and every office, position or responsibility in which you served for Company and each of its affiliates, subsidiaries or divisions, including as a director of the Company.

2.	Separation Benefits. In exchange for the promises and release of claims contained herein, the Company shall provide you with the following separation benefits set forth in Section 5 of the employment agreement by and between you and the Company dated as of July 20, 2021 (the “Employment Agreement”): [All separation benefits payable under Section 5(c) or (d) of the Employment Agreement (as applicable) to be set out clearly in this separation document at the time execution]

(a)	[●]

(b)	[●];

(c)	[●]; and

(d)	[●].

3.	Unemployment Benefits. By virtue of your separation of employment, you shall be entitled to apply for unemployment benefits. The determination of your eligibility for such benefits (and the amount of benefits to which you may be entitled) shall be made by the appropriate state agency pursuant to applicable state law. Company agrees that it shall not contest any claim for unemployment benefits by you. Company, of course, shall not be required to falsify any information.

4.	Return of Property, Confidentiality, Non-Disparagement, and Related Matters. You expressly acknowledge and agree to the following:

(a)	You have returned to Company all documents (and any copies, duplicates, or replicas thereof), and property, including, without limitation, any laptop computer that was provided to you by Company or any of its affiliates, Company’s and their respective divisions, affiliates, parents, subsidiaries and related entities, and all of its and their owners, shareholders, partners, directors, officers, employees, trustees, agents, successors and assigns (collectively, the “Company Affiliates”) during your employment with the Company, and that you will abide by any and all common law and/or statutory obligations relating to protection and non-disclosure of Company’s and the Company Affiliates’ trade secrets and/or confidential and proprietary documents and information.

(b)	In the event that you receive an order, subpoena, request, or demand for disclosure of Company’s or a Company Affiliate’s trade secrets and/or confidential and proprietary documents and information from any court or governmental agency, or from a party to any litigation or administrative proceeding, you shall as soon as reasonably possible and prior to disclosure notify Company of the same, in order to provide Company with the opportunity to assert its or a Company Affiliate’s respective interests in addressing or opposing such order, subpoena, request, or demand.

(c)	You agree that all information relating in any way to this Agreement, including the terms and amount of financial consideration provided for in this Agreement, shall be held confidential by you and shall not be publicized or disclosed to any person (other than an immediate family member, legal counsel or financial advisor, provided that any such individual to whom disclosure is made agrees to be bound by these confidentiality obligations), business entity or government agency (except as mandated by state or federal law).

(d)	You previously executed a Non-Competition, Confidentiality and Intellectual Property Agreement dated July 20, 2021 (the “Confidentiality Agreement”). The Confidentiality Agreement remains in full force and effect and survives the termination of your employment with the Company in accordance with its terms. You will honor and abide by the terms and provisions of the Confidentiality Agreement.

(e)	You will not make any statements that are disparaging about, or adverse to, the interests or business of Company or any Company Affiliate (including their respective officers, directors, employees, and direct or indirect shareholders) including, without limitation, any statements that disparage any person, product, service, finances, financial condition, capability or any other aspect of the business of Company or any Company Affiliate (including its officers, directors, employees, and direct or indirect shareholders). The Company will instruct its directors and its named executive officers to not make any statements that are disparaging about you, or adverse to, your interests or your business. This restriction will not restrict your ability, the ability of the Company or the ability of any of the Company’s directors or named executive officers to testify truthfully under oath pursuant to subpoena or other legal process.

(f)	Your breach of any of the foregoing covenants by you shall constitute a material breach of this Agreement and shall relieve Company of any further obligations hereunder and, in addition to any other legal or equitable remedy available to Company, shall entitle Company to recover any Separation Benefits already paid or provided to you pursuant to this Agreement and result in the immediate forfeiture and termination of the Vested Options.

5.	Your Release of Claims.

(a)	You hereby agree and acknowledge that by signing this Agreement and accepting the Separation Benefits, and for other good and valuable consideration provided for in this Agreement, you are waiving and releasing your right to assert any form of legal claim against Company and each of its affiliates, parents, subsidiaries and related entities and all of the foregoing entities’ owners, shareholders, partners, directors, officers, employees, trustees, agents, successors and assigns (the “Company Parties”) whatsoever for any alleged action, inaction or circumstance existing or arising from the beginning of time through the Effective Date. Your waiver and release herein is intended to bar any form of legal claim, charge, complaint or any other form of action (jointly referred to as “Claims”) against Company or any of the Company Parties seeking any form of relief including, without limitation, equitable relief (whether declaratory, injunctive or otherwise), the recovery of any damages or any other form of monetary recovery whatsoever (including, without limitation, back pay, front pay, compensatory damages, emotional distress damages, punitive damages, attorneys’ fees and any other costs) against Company or any Company Party, for any alleged action, inaction or circumstance existing or arising through the Effective Date. Without limiting the generality of the foregoing, you specifically waive and release Company and the Company Parties from any waivable claim arising from or related to your employment relationship with Company through the Effective Date including, without limitation:

(i)	Claims under the laws of Delaware, New York, Connecticut or any other state in which the Company operates its business or federal discrimination, fair employment practices, or other employment related statute, regulation or executive order (as amended through the Effective Date), including but not limited to the Age Discrimination in Employment Act and Older Workers Benefit Protection Act (29 U.S.C. § 621 et seq.), the Civil Rights Acts of 1866 and 1871 and Title VII of the Civil Rights Act of 1964 and the Civil Rights Act of 1991 (42 U.S.C. § 2000e et seq.), the Equal Pay Act (29 U.S.C. § 201 et seq.), the Genetic Information Non-Discrimination Act (42 U.S.C. §2000ff et seq.), the Uniformed Services Employment and Reemployment Rights Act of 1994 (38 U.S.C. § 4301 et seq.), the Equal Pay Act (29 U.S.C. § 201 et seq.), the Lily Ledbetter Fair Pay Act, the Americans with Disabilities Act of 1990 (42 U.S.C. § 12101 et seq.), the Rehabilitation Act of 1973, and any similar or other federal, state or local statute governing the rights of employees.

(ii)	Claims under the laws of Delaware, New York, Connecticut or any other state in which the Company operates its business or federal employment related statute, regulation or executive order (as amended through the Effective Date) relating to wages, hours or any other terms and conditions of employment, including but not limited to the Fair Labor Standards Act (29 U.S.C. § 201 et seq.), the National Labor Relations Act (29 U.S.C. § 151 et seq.), the Family and Medical Leave Act (29 U.S.C. §2601 et seq.), the Employee Retirement Income Security Act of 1974 (29 U.S.C. § 1000 et seq.), COBRA (29 U.S.C. § 1161 et seq.), the Worker Adjustment and Retraining Notification Act (29 U.S.C. § 2101 et seq.), and any similar or other federal, state or local statute, and specifically including Claims related to salary, overtime, commissions, vacation pay, holiday pay, sick leave pay, dismissal pay, bonus pay, severance pay, or retaliation.

(iii)	Claims under the laws of Delaware, New York, Connecticut or any other state in which the Company operates its business or federal common law theory, including, without limitation, wrongful discharge, breach of express or implied contract, breach of the implied covenant of good faith and fair dealing, privacy violations, invasion of privacy, promissory estoppel, unjust enrichment, breach of a covenant of good faith and fair dealing, wrongful termination in violation of public policy, defamation, interference with contractual relations, intentional or negligent infliction of emotional distress, fraudulent inducement, misrepresentation, deceit, fraud or negligence, rehire or reemployment rights or any claim to attorneys’ fees under any applicable statute or common law theory of recovery.

(v)	Claims under any Company employment, compensation, bonus, benefit, stock option, incentive compensation, restricted stock, and/or equity plan, program, policy, practice or agreement, including, without limitation, any equity award or plan, or employment agreement, including the Employment Agreement, other than as such rights have been specifically preserved under this Agreement; or

(vii)	Any other Claim arising under other local, state or federal law.

(b)	Notwithstanding the foregoing, this Section 5 does not:

(i)	Release Company or any Company Party from any obligation expressly set forth in this Agreement.

(ii)	Waive or release any legal claims which you may not waive or release by law, including obligations under workers’ compensation laws.

(iii)	Prohibit you from (i) filing a charge with, or participating in or assisting with an investigation or proceeding conducted by, any governmental, regulatory and/or administrative entity or agency (including any state or federal healthcare agencies, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the New York State Division of Human Rights, New York City Commission on Human Rights, and/or OSHA); (ii) filing and, including as provided for under Section 21F of the Securities Exchange Act of 1934 (and Regulation 21F thereunder), maintaining the confidentiality of, a claim with a governmental, regulatory and/or administrative entity or agency that is responsible for enforcing a law; or (iii) providing truthful information to a governmental, regulatory and/or administrative entity or agency, law enforcement, or court, in response to compulsory legal process or as otherwise required by law or legal process or as permitted by Section 21F of the Securities Exchange Act of 1934 (or Regulation 21F thereunder); provided, however, you waive the right to recover any personal damages or other personal relief based on any claim, cause of action, demand, lawsuit or similar that is waived pursuant to this Agreement and brought by you or on your behalf by any third party, including as a member of any class or collective action, except that you do not waive any right to receive and fully retain any monetary award from a government-administered whistleblower award program for providing information to a government agency, including but not limited to damages or relief that may be available to you pursuant to such a program under the Securities Exchange Act of 1934.

(a)	You further understand and expressly agree that this Agreement extends to all claims of every nature and kind, known or unknown, suspected or unsuspected, past, present, or future, arising from or attributable to any conduct of Company or any Company Party, whether set forth in any pleading or demand referred to in this Agreement or not. You acknowledge that you may later discover facts in addition to or different from those which you now believe to be true with respect to the matters released in this Agreement. You, however, agree that you have taken that possibility into account in reaching this Agreement, and that the release in this Agreement will remain in effect as a full and complete release notwithstanding the discovery or existence of additional or different facts.

(b)	You acknowledge and agree that, but for providing this waiver and release, you would not be receiving the Separation Benefits provided to you under the terms of this Agreement.

6.	Reference Requests. To the extent Company receives any reference request for you from a prospective employer, Company shall only provide dates of employment and last position held, and shall not otherwise characterize or discuss the nature of or circumstances surrounding your separation from employment from Company.

7.	Modification; Waiver; Severability. No variations or modifications hereof shall be deemed valid unless reduced to writing and signed by the parties hereto. The failure of Company to seek enforcement of any provision of this Agreement in any instance or for any period of time shall not be construed as a waiver of such provision or of Company’s right to seek enforcement of such provision in the future. The provisions of this Agreement are severable, and if for any reason any part hereof shall be found to be unenforceable, the remaining provisions shall be enforced in full.

8.	Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party’s address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) sent by overnight courier, or (iii) sent by registered mail, return receipt requested, postage prepaid.

If to the Company:	Butterfly Network, Inc.
530 Old Whitfield Street
Guilford, CT 06437
Attn: Legal Dept
Phone: 203-458-7100

If to the employee:	Todd Fruchterman

All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or (iii) if sent by registered mail, on the fifth business day following the day such mailing is made.

9.	Choice of Law. This Agreement shall be deemed to have been made in Delaware and shall be governed by and construed in accordance with the laws of Delaware without giving effect to conflict of law principles.

10.	Dispute Resolution.

(a)	All disputes between the Company and you arising under or related to this Agreement or the parties’ obligations under this Agreement will be resolved by final and binding arbitration to the fullest extent authorized by the Federal Arbitration Act, 9 U.S.C. Title 9.

(b)	The arbitration will be conducted in accordance with the then existing JAMS Employment Arbitration Rules & Procedures, as amended (“JAMS Employment Rules”). All arbitration proceedings will be conducted at the JAMS office located nearest to the place where you last worked for the Company, unless each party agrees in writing otherwise.

(c)	All disputes or claims subject to arbitration will be decided by a single arbitrator. The arbitrator will be selected by mutual agreement of the Parties within thirty (30) days of the effective date of the notice initiating the arbitration. If the Parties cannot agree on an arbitrator, then the complaining party will notify JAMS and request selection of an arbitrator in accordance with the JAMS Employment Rules. The arbitrator will issue a decision or award in writing, stating the essential findings of fact and conclusions of law. The arbitrator will have only such authority to award equitable relief, damages, costs, and fees as a court would have for the particular claim(s) asserted and any action of the arbitrator in contravention of this limitation may be the subject of court appeal by the aggrieved party. All aspects of the arbitrator’s ruling will be final, except that the parties presently agree to the JAMS Optional Appeal Procedures, that those procedures are applicable to the arbitration and the arbitrator’s ruling, and that the Parties will execute all applicable documents required to make the JAMS Optional Appeal Procedures effective. The arbitrator will determine the allocation of the fees and costs of JAMS and the arbitrator between the parties.

(d)	Notwithstanding the foregoing, if you breach or threaten to breach your obligations under this Agreement or the Confidentiality Agreement, pending arbitration under this Section, the Company is entitled to seek temporary and preliminary injunctive relief before a Court without the need to post a bond.

(e)	The Company and you each consent to jurisdiction in the United States District Court for the District of Delaware, or if that court is unable to exercise jurisdiction for any reason, the state courts of Delaware sitting in New Castle County to compel arbitration under this Agreement, to enforce any award issued by the arbitrator or to seek temporary or preliminary injunctive relief to enjoin a breach of this Agreement pending arbitration. Each of the Company and you waive any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process and waives any objection to jurisdiction based on improper venue or improper jurisdiction.

(f)	BOTH THE COMPANY AND YOU HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE FEDERAL OR STATE LAW.

(g)	The Company and you each hereby irrevocably consents to the service of process in any lawsuit brought under this Agreement pursuant to the notice provisions set forth in Section 8 of this Agreement.

11.	Entire Agreement. You acknowledge and agree that, other than the Confidentiality Agreement, the Indemnification Agreement between you and the Company dated as of [date], [and include any other agreements in effect that survive termination, including any equity agreements] which are expressly incorporated herein by reference and stated as surviving the signing of this Agreement, this Agreement supersedes any and all prior or contemporaneous oral and written agreements between you and Company, and sets forth the entire agreement between you and Company.

12.	Tax Matters. Company will withhold required federal, state, and local taxes from any and all payments contemplated by this Agreement. Other than Company’s obligation and right to withhold, you will be responsible for any and all taxes, interest, and penalties that may be imposed with respect to the payments contemplated by this Agreement (including, but not limited to, those imposed under Section 409A of the Code (as defined below)). It is intended that payments and benefits made or provided to you under this Agreement shall comply with Section 409A of the Internal Revenue Code of 1986 (as amended) (the “Code”) or an exemption to Section 409A of the Code. You acknowledge and agree, however, that the Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Agreement, including, without limitation, to consequences related to Section 409A of the Code. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation for purposes of applying the exclusion under Section 409A of the Code for short-term deferral amounts, the separation pay exception or any other exception or exclusion under Section 409A of the Code.

13.	Knowing and Voluntary Agreement. By executing this Agreement, you are acknowledging that you have been afforded sufficient time to understand the terms and effects of this Agreement, that your agreements and obligations hereunder are made voluntarily, knowingly and without duress, and that neither Company nor its agents or representatives have made any representations inconsistent with the provisions of this Agreement.

14.	ADEA Waiver. You understand and agrees that with respect to any possible claim arising under the Age Discrimination in Employment Act of 1967 (“ADEA”) you:
a.	Have had the opportunity to consider this Agreement for a full twenty-one (21)/forty-five (45) calendar days before executing it (the “Review Period”), and if signing this Agreement before the end of the Review Period, you have voluntarily waived the remainder of the Review Period.

b.	Have carefully read and fully understands all of the provisions of this Agreement.

c.	Are, through this Agreement, releasing Company and all of the Company Parties from any and all claims you may have against them.

d.	Knowingly and voluntarily agree to all of the terms set forth in this Agreement.

e.	Knowingly and voluntarily intend to be legally bound by the terms of this Agreement.

f.	Were advised and hereby are advised in writing to consider the terms of this Agreement and to consult with an attorney of your choice prior to executing this Agreement.

g.	Understand that rights or claims under the ADEA that may arise due to acts or omissions that occur after the Effective Date are not waived.

h.	Understand that you have a period of seven (7) calendar days after the date that you sign this Agreement to revoke your acceptance of the terms of this Agreement by actually completing delivery of (not merely dispatching) a written notification by e-mail to [●].

15.	Execution and Delivery. Delivery of this Agreement by you to Company shall be effective provided it is made no earlier than the Separation Date and no later than [Insert Date 21/45 Days After Notice]. The executed Agreement should be delivered to Company by scanning and then e-mailing it to [●]. You understand that you have seven (7) calendar days from the date you sign this Agreement to revoke your consent to this Agreement. Any such revocation must be in writing and timely delivered by e-mail to the email address directly above. If you revoke this Agreement, all of its provisions shall be void and unenforceable. This Agreement shall become effective on the eighth day after you sign it, so long as you have not exercised your right to revoke it (such date, the “Effective Date”).

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This Agreement may be signed on one or more copies, each of which when signed shall be deemed to be an original, and all of which together shall constitute one and the same Agreement. If the foregoing correctly sets forth our understanding, please sign, date and return the enclosed copy of this Agreement in accordance with Section 15 above.

Sincerely,

BUTTERFLY NETWORK, INC.

By:

Date:

Agreed and Acknowledged:

Todd Fruchterman

Date:

EXHIBIT B

Butterfly Network, Inc.

530 Old Whitfield St.

Guilford, CT 06437

NONCOMPETITION, CONFIDENTIALITY AND

INTELLECTUAL PROPERTY AGREEMENT

Effective February 1, 2021

Todd Fruchterman

Dear Todd:

We are pleased that you have agreed to become an employee of Butterfly Network, Inc. (the “Company”). This letter is to confirm our understanding with respect to (i) your agreement not to compete with the Company, (ii) your agreement not to solicit employees of the Company, and (iii) your agreement to protect and preserve information and property that is confidential and proprietary to the Company (the terms and conditions agreed to in this letter shall hereinafter be referred to as the “Agreement”). You agree that this Agreement is effective as of February 1, 2021. In consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, we have agreed as follows:

1. Prohibited Activity.

(a) Certain Acknowledgements and Agreements.

(i) We have discussed, and you recognize and acknowledge the competitive and proprietary nature of the Company’s business operations.

(ii) You acknowledge and agree that a business will be deemed competitive with the Company if it performs any of the services or develops, manufactures or sells any of the products or services in the Company’s Field of Interest (as defined below) during the term of your relationship with the Company(hereinafter, “Competitive”). The term “Field of Interest” with respect to the Company currently means ultrasound technologies, devices, and other applications as (i) disclosed in the Company’s public filings or on its website from time to time or, (ii) if not disclosed in the Company’s public filings or on its website, based on actual activities in which the Company is then engaged, and in which the Company has actually expended material resources to undertake research, development, production, manufacture, distribution or marketing.

(iii) You further acknowledge and agree that, during the course of your employment with the Company, the Company will furnish, disclose or make available to you, and you may develop, Confidential Information (as defined below). You also acknowledge that such Confidential Information has been developed and will be developed by or on behalf of the Company through the expenditure by the Company of substantial time, effort and resources.

(b) Covenants Not to Compete.

(i) During the period in which you perform services for or at the request of the Company (the “Term”) and for a period of one (1) year following termination of the Term, whether such termination is voluntary or involuntary, you shall not, without the prior written consent of the Company, for yourself or on behalf of any other person or entity, directly or indirectly, either as principal, agent, stockholder, employee, consultant, representative or in any other capacity, own, manage, operate or control, or be concerned, connected or employed by, or otherwise associate in any manner with, engage in or have a financial interest in any business which is directly or indirectly Competitive with the business of the Company within the United States of America (the “Restricted Territory”), except that nothing contained herein shall preclude you from purchasing or owning securities of any such business if such securities are publicly traded, and provided that your holdings do not exceed three (3%) percent of the issued and outstanding securities of any class of securities of such business; or

(ii) During the Term and for a period of two (2) years following termination of the Term, whether such termination is voluntary or involuntary, you shall not, without the prior written consent of the Company, either individually or on behalf of or through any third party, service, solicit, divert or appropriate or attempt to service, solicit, divert or appropriate, for the purpose of engaging in a business Competitive with the business of the Company or its Affiliates , any customers or patrons of the Company, or any prospective customers or patrons with respect to which the Company has developed or made a sales presentation (or similar offering of services), located within the Restricted Territory; or

(iii) During the Term and for a period of two (2) years following termination of the Term, whether such termination is voluntary or involuntary, you shall not, without the prior written consent of the Company, either individually or on behalf of or through any third party, directly or indirectly, solicit, entice or persuade or attempt to solicit, entice or persuade any employee of or Consultant (as defined below) to the Company or any present or future parent, subsidiary or affiliate of the Company to leave the services of the Company or any such parent, subsidiary or affiliate for any reason or to directly or indirectly hire, employ or retain or offer to hire, employ or retain on behalf of any business any employee of or Consultant to the Company or any present or future parent, subsidiary or affiliate of the Company. The term “Consultant” means a supplier or vendor of the Company as to which you (i) had material business related contact or dealings, or (ii) received Confidential Information during the Term.

For purposes of this Agreement, Affiliate means the Company and any other business entity that, directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Company.

(c) Reasonableness of Restrictions. You further recognize and acknowledge that (i) the types of employment which are prohibited by this Section 1 are narrow and reasonable in relation to the skills which represent your principal salable asset both to the Company and to your other prospective employers, and (ii) the specific but broad geographical scope of the provisions of this Section 1 is reasonable, legitimate and fair to you in light of the Company’s need to market its services and sell its products in a large geographic area in order to have a sufficient customer base to make the Company’s business profitable and in light of the limited restrictions on the type of employment prohibited herein compared to the types of employment for which you are qualified to earn your livelihood.

(d) Survival of Acknowledgements and Agreements. Your acknowledgements and agreements set forth in this Section 1 shall survive the expiration or termination of this Agreement and the termination, for any reason, of your employment with the Company, but only for the time periods indicated above.

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2. Protected Information. You shall at all times, both during and after any termination of your employment by either the Company or you, maintain in confidence and shall not, without the prior written consent of the Company, use, except in the course of performance of your duties for the Company, disclose or give to others any fact or information which was disclosed to or developed by you during the course of performing services for, or receiving training from, the Company (or any customer, vendor, or third party in connection with your services to Company), and is not generally available to the public including, but not limited to, this Agreement, the terms hereof, the fact that Company is working with or has had discussions with you, technical data, trade secrets, know-how, show-how, research, product plans, products, services, customer lists and customers, markets, software, developments, Inventions (as defined in Section 3), processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances or any other scientific, technical, trade or business information of the Company (or any customer, vendor, or third party in connection with your services to Company) developed by you or disclosed to you by the Company either directly or indirectly in writing, orally or by drawings or observation (collectively, “Confidential Information”). You also agree not to file patents, copyrights or trademark applications based on the Company’s technology, property or confidential information, nor seek to make improvements thereon, without the Company’s approval. You agree not to make any copies of such confidential or proprietary information of the Company (except when appropriate for the furtherance of the business of the Company or duly and specifically authorized to do so) and promptly upon request, whether during or after the period of your employment, to return to the Company any and all documentary, machine-readable or other elements or evidence of such confidential or proprietary information, and any copies that may be in your possession or under your control.

Nothing in this Section 2 shall prohibit you from reporting possible violations of federal law or regulation to any governmental agency or entity including but not limited to the Department of Justice, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, and any Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. You do not need the prior authorization of the Company to make any such reports or disclosures and you are not required to notify the Company that you have made such reports or disclosures. Under the Defend Trade Secrets Act of 2016, the Company hereby provides notice and you hereby acknowledge that you may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (B) is solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

3. Ownership of Ideas, Copyrights and Patents.

(a) Property of the Company. All ideas, discoveries, creations, manuscripts and properties, innovations, improvements, know-how, show-how, inventions (whether patentable or not), designs, trade secrets, developments, apparatus, techniques, methods, software, source and object code, technology, biological processes, cell lines, laboratory notebooks and formulas, in or related to the Field of Interest, whether or not reduced to practice and whether or not patentable or copyrightable, which were or may be conceived, reduced to practice or developed during the Term (or if involving Confidential Information, conceived or developed during or after the Term) by you, whether alone or in conjunction with another or others, whether or not during business hours, and whether at the request or upon the suggestion of the Company, or otherwise, (all of the foregoing, as well as any related improvements, modifications or derivatives thereof, being hereinafter referred to as the “Inventions”) shall be the sole and exclusive property of the Company. To the maximum extent permitted by law, the Inventions referred to in the prior sentence will be deemed “works made for hire” as the term is used in the United States Copyright Act. You hereby assign to the Company all of your worldwide right, title and interest in and to all of the Inventions, and all intellectual property rights therein, including the right to sue for and recover for past infringement. All Inventions shall constitute the Confidential Information of the Company, subject to the protections set forth in Section 2 of this Agreement. You represent and warrant that you will conduct all services for or relating to the Company using your personal and/or Company-owned equipment and resources (and no equipment or resource of any kind owned by any other person or business), such that any Inventions developed in connection with your employment with the Company shall be owned exclusively by the Company. You agree to maintain and furnish to the Company complete and current records of all such Inventions and disclose to the Company in writing any such Inventions. Upon termination of your employment with the Company, you shall provide to the Company in writing a full, signed statement of all Inventions in which you participated prior to termination of your employment. You further waive any “moral” rights, or other rights with respect to attribution of authorship or integrity of any of the Inventions that you may have under any applicable law, whether under copyright, trademark, patent, unfair competition, defamation, rights of privacy, contract, tort or any other legal theory, provided that if you are the author of an Invention, the Company will attribute authorship to you.

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(b) Cooperation. At any time during or after the Term, you agree that you will fully cooperate with the Company, its attorneys and agents, in the preparation and filing of all papers and other documents as may be required to perfect the Company’s rights in and to any of such Inventions, including, but not limited to, promptly providing any facts or documents requested by Company pertaining to the Inventions, and joining in any proceeding to obtain letters patent, copyrights, trademarks or other legal rights of the United States and of any and all other countries on such Inventions, provided that the Company will bear the expense of such proceedings, and that any patent or other legal right so issued to you, personally, shall be assigned by you to the Company without charge by you. You hereby designate the Company’s General Counsel as your agent, and grant to the Company’s General Counsel a power of attorney with full power of substitution (which power of attorney shall be deemed coupled with an interest), for the purpose of effecting the foregoing assignments from you to the Company.

4. Disclosure to Future Employers. You agree that you will provide, and that the Company may similarly provide in its discretion, a copy of the covenants contained in Sections 1, 2 and 3 of this Agreement to any business or enterprise which you may directly, or indirectly, own, manage, operate, finance, join, control or in which you participate in the ownership, management, operation, financing or control, or with which you may be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise.

5. Records. Upon termination of your relationship with the Company, you shall deliver to the Company any property of the Company which may be in your possession including products, materials, memoranda, notes, laboratory notebooks, records, reports, or other documents or photocopies of the same.

6. No Conflicting Agreements. You hereby represent and warrant that you have no commitments or obligations inconsistent with this Agreement. During the term of this Agreement, you will not enter into any agreement, either written or oral, which may be in conflict with this Agreement, and you will arrange to provide your services under this Agreement in such a manner and at such times that your services will not conflict with your responsibilities under any other agreement, arrangement or understanding or pursuant to any employment relationship that you may have at any time with any third party.

7. General.

(a) Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party’s address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) sent by overnight courier, or (iii) sent by registered mail, return receipt requested, postage prepaid.

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If to the Company:	Butterfly Network, Inc.
530 Old Whitfield Street
Guilford, CT 06437
Attn: Legal Dept
Phone: 203-458-7100

If to the employee:	Todd Fruchterman

All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or (iii) if sent by registered mail, on the fifth business day following the day such mailing is made.

(b) Entire Agreement. This Agreement, along with the Employment Agreement entered into between you and the Company dated July 20, 2021 and effective as of February 1, 2021, the form of Separation Agreement attached as Exhibit A thereto, the Option Award Notice and Agreement covering 1,500,000 shares of the Company’s Common Stock at an exercise price of $15.87 per share granted as of February 1, 2021 and the Restricted Unit Award Notice and Agreement covering 1,000,000 shares of the Company’s Common Stock granted as of February 1, 2021 (together, the “Employment Agreements”) collectively embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement or one of the Employment Agreements shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement or other employment agreements entered into in conjunction herewith.

(c) Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by the parties hereto.

(d) Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

(e) Assignment. The Company may not assign or transfer its rights and obligations and delegate its duties hereunder without your prior written consent, except pursuant to operation of law or pursuant to a transfer or sale of all or substantially all the assets of the Company. You may not assign or transfer any of your rights under this Agreement nor delegate any duties or assign your obligations under this agreement without the prior written consent of the Company. Any assignment in conflict herewith shall be null and void ab inito.

(f) Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and, in the case of the Company, its parents, subsidiaries and other affiliates, and in your case, upon yours heirs, executors and administrators; and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

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(g) Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to the conflict of law principles thereof or any other state.

(h) Dispute Resolution.

(i)                 All disputes between the Company and you arising under or related to this Agreement or the parties’ obligations under this Agreement will be resolved by final and binding arbitration to the fullest extent authorized by the Federal Arbitration Act, 9 U.S.C. Title 9.

(ii)               The arbitration will be conducted in accordance with the then existing JAMS Employment Arbitration Rules & Procedures, as amended (“JAMS Employment Rules”). All arbitration proceedings will be conducted at the JAMS office located nearest to the place where you last worked for the Company, unless each party agrees in writing otherwise.

(iii)             All disputes or claims subject to arbitration will be decided by a single arbitrator. The arbitrator will be selected by mutual agreement of the Parties within thirty (30) days of the effective date of the notice initiating the arbitration. If the Parties cannot agree on an arbitrator, then the complaining party will notify JAMS and request selection of an arbitrator in accordance with the JAMS Employment Rules. The arbitrator will issue a decision or award in writing, stating the essential findings of fact and conclusions of law. The arbitrator will have only such authority to award equitable relief, damages, costs, and fees as a court would have for the particular claim(s) asserted and any action of the arbitrator in contravention of this limitation may be the subject of court appeal by the aggrieved party. All aspects of the arbitrator’s ruling will be final, except that the parties presently agree to the JAMS Optional Appeal Procedures, that those procedures are applicable to the arbitration and the arbitrator’s ruling, and that the Parties will execute all applicable documents required to make the JAMS Optional Appeal Procedures effective. The arbitrator will determine the allocation of the fees and costs of JAMS and the arbitrator between the parties.

(iv)              Notwithstanding the foregoing, if you breach or threaten to breach your obligations under this Agreement, pending arbitration under this Section, the Company is entitled to seek temporary and preliminary injunctive relief before a Court without the need to post a bond.

(v)                The Company and you each consent to jurisdiction in the United States District Court for the District of Delaware, or if that court is unable to exercise jurisdiction for any reason, the state courts of Delaware sitting in New Castle County to compel arbitration under this Agreement, to enforce any award issued by the arbitrator or to seek temporary or preliminary injunctive relief to enjoin a breach of this Agreement pending arbitration. Each of the Company and you waive any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process and waives any objection to jurisdiction based on improper venue or improper jurisdiction.

(vi)              BOTH THE COMPANY AND YOU HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE FEDERAL OR STATE LAW.

(vii)            The Company and you each hereby irrevocably consents to the service of process in any lawsuit brought under this Agreement pursuant to the notice provisions set forth in Section 7(a) of this Agreement.

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(j) Severability. The parties intend this Agreement to be enforced as written. However, (i) if any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a duly authorized court having jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law; and (ii) if any provision, or part thereof, is held to be unenforceable because of the duration of such provision or the geographic area covered thereby, the Company and you agree that the court making such determination shall have the power to reduce the duration and/or geographic area of such provision, and/or to delete specific words and phrases (“blue-penciling”), and in its reduced or blue-penciled form such provision shall then be enforceable and shall be enforced.

(k) Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify, or affect the meaning or construction of any of the terms or provisions hereof.

(l) No Waiver of Rights, Powers and Remedies. Except as provided herein, no failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

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(n) Counterparts. This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

If the foregoing accurately sets forth our agreement, please so indicate by signing and returning to us the enclosed copy of this letter.

Very truly yours,

Butterfly Network, Inc.

By:

Name:

Title:

Accepted and agreed as of

the date set forth herein:

Signature:
Todd Fruchterman

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